

April 24, 2023

Timothy Bensley
Chief Financial Officer
agilon health, inc.
6210 E Hwy 290, Suite 450
Austin, TX 78723

      Re: agilon health, inc.
             Form 10-K for the Fiscal Year Ended December 31, 2022
             Filed March 1, 2023
             File No. 001-40332

Dear Timothy Bensley:

We have reviewed your April 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Medical Margin, page 60

1.   Explain to us how you considered that Medical Margin is a non-GAAP measure and you should include all disclosures required by Item 10(e) of Regulation S-X, including a reconciliation to the most directly comparable financial measure and a presentation of the U.S. GAAP measure with equal or greater prominence. In that regard, it appears that the most comparable U.S. GAAP measure would be a fully-burdened gross profit/margin regardless of whether this measure is included in the income statement. Please also apply to the similar disclosures in Exhibit 99.1 to your Form 8-K dated March 1, 2023.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 68

2. We have reviewed your response to prior comment one and it appears that geography entry and expansion costs represent costs incurred as part of the company's growth strategy and such costs are normal recurring expenses. Consistent with the guidance in Question 100.01 of the CD&I related to Non-GAAP Financial Measures updated December 13, 2022, please revise future filings to remove the adjustment for geography entry and expansion costs from your non-GAAP measure, Adjusted EBITDA. Please also apply to future presentations provided on Form 8-K.

3. As a related matter, we see that Contribution Margin is adjusted to exclude costs in geographies that are in implementation and are not yet generating revenue. Please also revise future filings to remove the adjustment since the costs relate to normal recurring costs to grow your business. Reference Question 100.01 of the CD&I related to Non-GAAP Financial Measures updated December 13, 2022.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services